Exhibit 99.1

Swvl Launches Operations in Kuwait, Securing a $2.2 Million Contract as Part of Its GCC Expansion

DUBAI, United Arab Emirates, January 27, 2026 (GLOBE NEWSWIRE) --Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), the leading provider of technology-enabled mass mobility solutions, today announced the launch of its operations in Kuwait, marking a key milestone in the Company’s regional expansion strategy. The launch is anchored by a $2.2 million multi-year contract, reinforcing Swvl’s growing presence across high-value Gulf Cooperation Council (GCC) markets.

The Kuwait rollout will see Swvl deploy its full stack of enterprise mobility solutions, serving large organizations with scalable, data-driven transportation across multiple sites and shifts. The initial deployment is designed to optimize workforce transportation efficiency, improve service reliability, and deliver cost predictability through technology-led operations.

Swvl’s entry into Kuwait builds on its strong momentum across the region, following successful launches and long-term collaborations in the UK, UAE, Saudi Arabia, and Egypt. The Kuwait contract reflects increasing demand from enterprises seeking end-to-end transportation solutions that combine operational excellence with real-time visibility and performance optimization.

“Kuwait represents a strategically important market for Swvl as we continue to scale our enterprise mobility platform across the GCC,” said Mostafa Kandil, CEO at Swvl. “We believe that securing a $2.2 million contract at the time of our launch in Kuwait demonstrates strong market confidence in our operating model, technology capabilities, and ability to deliver reliable, high-quality transportation at scale.”

Swvl’s expansion into Kuwait aligns with its broader strategy to focus on high-margin, contract-based enterprise customers, prioritizing long-term collaborations and predictable revenue streams. The Company continues to see strong traction from sectors such as logistics, manufacturing, retail, and large corporate campuses across the region.

“Our focus remains on building durable, high-value contracts in markets where technology-enabled mass transit can deliver immediate operational and financial impact,” added Ahmed Misbah, CFO at Swvl. “Kuwait is a natural extension of that strategy.”

With this launch, Swvl further strengthens its position as a leading mass mobility platform in the Middle East, supporting governments and enterprises in building smarter, more efficient transportation ecosystems.

About Swvl

Swvl is a technology-driven mobility company providing scalable transportation solutions for enterprises and communities. Through its proprietary platform, Swvl delivers optimized routing, real-time visibility, and operational efficiency across large-scale transportation networks.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the benefits of its services and products, that the Kuwait contract reflects increasing demand from enterprises seeking end-to-end transportation solutions that combine operational excellence with real-time visibility and performance optimization, the belief that the contract demonstrates strong market confidence in its operating model, technology capabilities, and ability to deliver reliable, high-quality transportation at scale and that the expansion in Kuwait aligns with its broader strategy to focus on high-margin, contract-based enterprise customers, prioritizing long-term collaborations and predictable revenue streams. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: Investor.relations@swvl.com